Exhibit (a)(1)(I)

Contact:
Thomas Versosky Director of Investor Relations
Tel: (313) 556-4150

Caraco Pharmaceutical Laboratories Announces Successful Tender Offer

To Acquire DUSA

Detroit, MI — December 20, 2012 — Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a subsidiary of Sun Pharmaceutical Industries Limited (“Sun Pharma”), today announced that in connection with the previously announced merger agreement, the tender offer by Caraco Acquisition Corporation, a wholly-owned subsidiary of CPL, to acquire all of the outstanding shares of common stock of DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) (“DUSA”) for $8.00 per share, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, expired at 12:00 Midnight, New York City time, on December 19, 2012 (at the end of the day on December 19, 2012). All shares that were validly tendered into the offer and not properly withdrawn will be accepted for payment and paid promptly in accordance with the terms of the offer.

The depositary for the tender offer has advised that, as of the offer’s expiration, 20,946,624 shares of common stock of DUSA (excluding approximately 1,035,094 shares subject to guarantees of delivery) had been validly tendered and not properly withdrawn pursuant to the tender offer, which represents approximately 82.4% of the outstanding shares of DUSA.

CPL intends to promptly move forward with a “short-form” merger under New Jersey law after exercising its top-up option under the merger agreement, and DUSA will become a wholly owned subsidiary of CPL. The merger is expected to be completed on or about December 20, 2012. As a result of the merger, any shares of DUSA common stock not previously tendered will be cancelled and shall cease to exist and (except for shares held by (i) DUSA as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) will be converted into the right to receive the same $8.00 per share in cash paid in the tender offer. Following the merger, DUSA’s common stock will cease to be traded on The NASDAQ Global Market.

About Caraco Pharmaceutical Laboratories

Detroit-based Caraco Pharmaceutical Laboratories, Ltd. develops, manufactures, markets and distributes generic pharmaceuticals to the nation’s largest wholesalers, distributors, drugstore chains and managed care providers.